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RIVERSOURCE LARGE CAP SERIES, INC. -- EXHIBIT 77H

For RiverSource Large Cap Value Fund:

During the six-month period ended July 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.